100 Walnut Street Champlain, New York 12919
ARS Networks, Incorporated

Exhibit 4.4

June 29, 2000

Mr. Peter Hoult
420 Stone Currie Drive
Hillsborough, NC 27278

Dear Mr. Hoult

Re: Appointment to Board of Directors

I welcome this opportunity to confirm your appointment to the Board of Directors of ARS Networks, Incorporated effective June 29, 2000.

Term: You are appointed as a Director for a term of twenty-four months from the date noted above. As such, your term shall expire on June 30, 2002.

Compensation: Compensation as a Director shall be in the form of stock options to be granted annually. The number of options granted will be determined based upon the recommendation of management and the unanimous agreement of the Board of Directors. The option grant will be reviewed in April of each year and will vest immediately.

Expenses: You shall be forthwith reimbursed by the Company for all expenses incurred by you in the course of fulfilling your duties as a Director, including the full cost of travel, food and hotel accommodation associated with your attendance at meetings of the Board of Directors.

Attendance at Board Meetings: You are required to attend all Board Meetings. The Board meets on average 10 times during the year. Absence from any two (2) consecutive Board Meetings shall constitute the tendering of your resignation from the Board.

Conflict of interest: Each Director will be required to declare any conflict of interest prior to any discussion and vote on matters raised at a meeting of the Board and requiring a vote by the Directors.

Other responsibilities: Each Director shall serve on a Committee of the Board and/or be required to perform other duties such as assisting management to develop business plans, introducing the company to potential investors and customers and other such functions as they arise. The current Committees include the Audit and Compensation Committees.

Directors and Officers Liability Insurance: The Company shall provide Insurance for Directors and Officers Liability each year. Directors shall provide any and all information required by management to ensure that proper Insurance coverage is placed. Included in this information required is a listing of all external directorships and management positions, history of past D&O claims and any other information requested by the underwriters to provide the appropriate coverage.

Please sign below indicating your acceptance of this appointment as a Director of ARS Networks, Incorporated.

Sincerely,

Sydney Harland
President and CEO

____________________________
Name: Peter Hoult
Date: June 29, 2000